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                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

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                                  FORM 6-K

                      Report of Foreign Private Issuer
                    Pursuant to Rule 13a-16 or 15d-16 of
                    the Securities Exchange Act of 1934

                              December 4, 2002

                             GALLAHER GROUP PLC
              (Translation of registrant's name into English)


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                                Members Hill
                              Brooklands Road
                                 Weybridge
                              Surrey KT13 OQU
                               United Kingdom
                  (Address of principal executive offices)

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               (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                          Form 20-F     X     Form 40-F
                                    --------            -------

               (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                             Yes          No     X
                                 -------      -------

               If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

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                             GALLAHER GROUP PLC

                             TABLE OF CONTENTS


ITEM                                                  SEQUENTIAL PAGE NUMBER
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Announcement of Issue of New Shares                             4

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                                 SIGNATURE
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          Pursuant to the  requirements  of the Securities  Exchange Act of
1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated:  December 4, 2002                GALLAHER GROUP PLC
                                         (Registrant)

                                         By:  /s/ Mark Rolfe
                                            -----------------------------
                                            Name:  Mark Rolfe
                                            Title: Finance Director

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29 November 2002

                             GALLAHER GROUP PLC

                            Issue of New Shares

Gallaher Group Plc have today issued 5091 10p Ordinary shares at (pound)3.50 per share and 348 10p Ordinary shares at (pound)2.97 per share in respect of options which have been exercised under their Employee Share Save Schemes.

The total number of Gallaher Group Plc shares in issue now stands at 651,590,464 shares.